SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.4)*

MSC.Software Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

553531104

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,424,023

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,424,023

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,424,023

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,636,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,636,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,636,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐

3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

3,636,035

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,636,035

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,636,035

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $.01 par value (the “Common Stock”), of MSC.Software Corporation (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott Associates”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisors Inc. (“EICA” and collectively, the “Reporting Persons”) as of October 2, 2009 and amends and supplements the Schedule 13D filed on May 13, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Elliott Associates beneficially owns 2,424,023 shares of Common Stock, constituting 5.3% of all of the outstanding shares of Common Stock. Elliott Associates owns its shares of Common Stock through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott Associates.

Elliott International and EICA beneficially own an aggregate of 3,636,035 shares of Common Stock, constituting 8.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott Associates, Elliott International and EICA beneficially own 6,060,058 shares of Common Stock constituting 13.3% of all of the outstanding shares of Common Stock.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

The Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 7, 2009, as amended as of September 29, 2009, among the Issuer, Maximus Holdings Inc., a Delaware corporation (“Parent”), and Maximus Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer surviving as the wholly-owned subsidiary of Parent, all subject to the terms and conditions set forth in the Merger Agreement (the “Merger”). Each of Parent and Merger Sub is controlled by the Symphony Technology Group (“Symphony”).

On July 7, 2009, Elliott Associates and Elliott International (Elliott Associates and Elliott International together shall be referred to as “Elliott”) entered into a Commitment Letter with Parent (the “Original Commitment Letter”) pursuant to which Elliott Associates and Elliott International agreed to provide certain financing in connection with the Merger. On October 2, 2009, Elliott Associates and Elliott International entered into a new Commitment Letter (the “New Commitment Letter”), which supersedes the Original Commitment Letter. The Original Commitment Letter has been terminated with no continuing liability thereunder.

Under the New Commitment Letter, Elliott Associates and Elliott International, severally and not jointly (based on their respective Pro Rata Portions (as defined in the New Commitment Letter)), confirmed that they will, subject to the terms and conditions set forth in the New Commitment Letter and in accordance with the terms set forth on Exhibit A to the New Commitment Letter, transfer, or cause to be transferred to Parent, at or prior to the closing of the Merger: (a) 6,060,058 shares of Common Stock (as appropriately adjusted to take into account any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization); and (b) immediately available funds in an amount not to exceed $11,838,205 and $17,757,308, respectively, in exchange for the equity described in Exhibit A to the New Commitment Letter. Parent may be authorized to increase or decrease the amounts to be invested by Elliott pursuant to certain terms and conditions set forth in Exhibit A to the New Commitment Letter. The obligation of each of Elliott Associates and Elliott International to fund its respective commitment will expire on the terms and conditions set forth in the New Commitment Letter.

The above description of the New Commitment Letter is qualified in its entirety by the New Commitment Letter, a copy of which is attached hereto as Exhibit F and is incorporated herein by reference.

Elliott Associates, Elliott International, Parent, STG III L.P., a Delaware limited partnership and affiliate of Symphony (“STG III”), and STG III-A, L.P., a Delaware limited partnership and affiliate of Symphony (“STG III-A”), entered into an Agreement dated as of July 7, 2009 (the “Original Side Letter”). On October 2, 2009, Elliott Associates, Elliott International, Parent, STG III and STG III-A entered into an amended and restated Agreement (the “Amended Side Letter”), which superseded and replaced the Original Side Letter. Pursuant to the Amended Side Letter, in the event that any Parent Termination Fee (as defined in the Merger Agreement) and/or Company Fees and Expenses (as defined in the Amended Side Letter) is paid by Parent (or by STG III or STG III-A under the Limited Guarantee), Elliott Associates and Elliott International each, severally and not jointly, agrees to pay its Pro Rata Portion of such fees and/or expenses to Parent (or to STG III or STG III-A, if applicable). In the event that the Issuer pays the Termination Fee, Parent shall pay to Manchester Securities Corp., a New York corporation wholly-owned by Elliott Associates, an amount equal to certain expenses incurred by Elliott and Elliott’s share of the Termination Payment, subject to the terms and conditions set forth in the Amended Side Letter. All capitalized terms not defined in this paragraph shall have the meanings ascribed to them in the Amended Side Letter.

The above description of the Amended Side Letter is qualified in its entirety by the Amended Side Letter, a copy of which is attached hereto as Exhibit G and is incorporated herein by reference.

The Reporting Persons may be deemed to be members of a group within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, consisting of Symphony and STG.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4 of the Schedule 13D filed by the Reporting Persons, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – Commitment Letter dated July 7, 2009 (previously filed)

Exhibit C – Side Letter dated as of July 7, 2009 (previously filed)

Exhibit D – Elliott Associates Voting Agreement dated as of July 7, 2009 (previously filed)

Exhibit E - Elliott International Voting Agreement dated as of July 7, 2009 (previously filed)

Exhibit F – New Commitment Letter dated October 2, 2009

Exhibit G – Amended Side Letter dated as of October 2, 2009

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: October 6, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

EXHIBIT F

New Commitment Letter

EXECUTION COPY

October 02, 2009

CONFIDENTIAL

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Re:	Elliott Equity Commitment

Ladies and Gentlemen:

Reference is made to that Agreement and Plan of Merger, dated as of July 7, 2009 (as amended prior to the date hereof, the “Merger Agreement”), by and among Maximus Holdings Inc., a Delaware corporation (“Parent”), Maximus Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and MSC.Software Corporation, a Delaware corporation (the “Company”). Capitalized terms in this commitment letter (this “Commitment Letter”) used but not defined herein shall have the meanings ascribed to such terms under the Merger Agreement. As used herein, the terms “Parent” and “Merger Sub” shall include any entity to which Parent or Merger Sub, as applicable, shall assign their respective rights, interests and obligations under the Merger Agreement in accordance with Section 11.06 thereof.

Subject only to satisfaction or waiver, at or prior to the Closing Date, of each of the conditions set forth in the immediately following paragraph, the signatories to this Commitment Letter, each of Elliott Associates, L.P., a Delaware limited partnership (“Elliott Associates”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”) and, together with Elliott Associates, “Elliott”, and each, individually, an “Elliott Party”), severally and not jointly (based on their respective Pro Rata Portions (as defined below)), hereby confirms that it will, in accordance with the terms set forth on Exhibit A attached hereto, transfer, or cause to be transferred, to Parent, at or prior to Closing: (a) 6,060,058 shares (the “Shares”) of common stock (“Common Stock”) of the Company (as appropriately adjusted to take into account any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization) (the “Stock Transfer”); and (b) immediately available funds in an amount not to exceed $11,838,205 and $17,757,308, respectively (collectively, the “Cash Transfer” and, together with the Stock Transfer, the “Capital”), each in exchange for the equity securities described in Exhibit A, subject to such adjustments in the aggregate amounts invested contemplated by the section entitled “Additional Matters—Funding Changes” in Exhibit A. The “Pro Rata Portion” for Elliott Associates shall be 40%, and the “Pro Rata Portion” for Elliott International shall be 60%. For the avoidance of doubt, Elliott is only obligated to transfer the Capital at the Closing subject to the terms and conditions set forth herein and at no other time and in no other circumstances.

The obligation of each Elliott Party to effect the transfers contemplated herein shall be subject to the following conditions precedent: (a) the negotiation and execution at or prior to Closing of definitive documentation providing for the issuance of the securities described in Exhibit A, and the other arrangements described in Exhibit A, in each case on the terms and conditions set forth in Exhibit A, including the execution of the stockholder agreement contemplated thereby by each stockholder of Parent as of the Closing (the “Investment Documentation”), (b) the effective filing of a certificate of incorporation or certificate of designation establishing and authorizing the preferred stock contemplated by Exhibit A in accordance with the terms set forth in Exhibit A, (c) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable law, statute, rule, regulation, judgment or order of any governmental authority of competent jurisdiction and (d) the satisfaction or waiver, at or prior to the Closing Date, of each of the conditions to the obligation of Parent and Merger Sub to effect the Merger as set forth in Sections 9.01 and 9.02 of the Merger Agreement.

Each Elliott Party and Parent agree to negotiate in good faith the Investment Documentation.

Each Elliott Party hereby represents and warrants, severally and not jointly, that (a) as of the date hereof it has, and as of the Closing Date it will have, unexpired capital commitments from its partners, or otherwise available cash, at least equal to such Elliott Party’s Pro Rata Portion of the Cash Transfer, (b) as of the date hereof, and as of the Closing Date, an Elliott Party has good title to the Shares, free and clear of any Liens, and (c) this Commitment Letter has been duly executed and delivered and constitutes the legal, valid and binding commitment of such Elliott Party to provide such Elliott Party’s Pro Rata Potion of the Capital as set forth above, enforceable in accordance with its terms.

Each Elliott Party reserves the right, prior to or after execution of definitive documentation for the financing transactions contemplated hereby, to cause any portion of its obligation to provide such Elliott Party’s Pro Rata Portion of the Capital hereunder (such Elliott Party’s “Commitment”) to be fulfilled by causing one or more of its Affiliates or other investors to actually fund all or any portion of the investment in Parent required by this Commitment Letter, and upon the actual funding of such portion of such Elliott Party’s Commitment, such Elliott Party’s remaining Commitment hereunder shall be correspondingly reduced.

Each Elliott Party’s obligation to fund such Elliott Party’s Commitment will expire on the earlier to occur of (i) the consummation of the Merger and the satisfaction of Parent’s payment obligations under Article 2 of the Merger Agreement, (ii) the termination of the Merger Agreement in accordance with the terms thereof, (iii) the time at which the Company or any of its Affiliates asserts in any litigation or other proceeding any claim under the limited guarantee of even date herewith delivered by STG III L.P., a Delaware limited partnership, and STG III-A, L.P., a Delaware limited partnership (collectively, “STG”), or otherwise against STG or any of its respective Affiliates in connection with the Merger Agreement or any of the transactions contemplated hereby or thereby, (iv) the one-year anniversary of the date hereof and (v) the delivery of written notice of termination by Elliott to Parent following any amendment to the Merger Agreement effected without the prior written consent of Elliott which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee or change in a manner adverse to Parent the circumstances under which the Parent Termination Fee is payable. From and after the expiration of all of Elliot’s obligations under this Commitment Letter, neither Elliott nor any of its directors, officers, partners, employees, investors or Affiliates will have any further liability or obligation to any Person or entity as a result of this Commitment Letter.

This Commitment Letter shall be binding solely on, and inure solely to the benefit of, the undersigned and Parent and their respective successors and permitted assigns, and nothing set forth in this Commitment Letter shall be construed to confer upon or give to any Person other than the undersigned and Parent and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligation to fund the Commitment or any provisions of this letter.

Notwithstanding anything that may be expressed or implied in this Commitment Letter, Parent, by its acceptance of the benefits of this equity commitment, covenants, agrees and acknowledges that no Person other than Elliott and its successors and permitted assigns shall have any obligation hereunder and that, notwithstanding that Elliott or any of its successors or permitted assigns may be a partnership or limited liability company, no recourse hereunder or under any documents or instruments delivered in connection herewith shall be had against any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of Elliott or any of its successors or permitted assigns or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of Elliott or any former, current or future director, officer, agent, Affiliate, employee, general or limited partner, member, manager or stockholder of any of the foregoing, as such, for any obligations of Elliott or any of its successors or permitted assigns under this Commitment Letter or any documents or instrument delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or their creation.

This Commitment Letter may only be enforced by Parent at the direction of STG in its sole discretion, and then only to the extent that Parent is also enforcing Parent’s rights under the Equity Commitment Letter, dated as of October 02, 2009, by and between STG and Parent. Parent shall have no right to enforce this Commitment Letter unless directed to do so by STG in its sole discretion, and then only in accordance with the preceding sentence. Parent’s creditors shall have no right to enforce this Commitment Letter or to cause Parent to enforce this Commitment Letter.

Nothing in this Commitment Letter, express or implied, is intended to or shall confer upon any Person, other than Parent and Elliot, any right, benefit or remedy of any nature whatsoever under or by reason of this Commitment Letter.

This Commitment Letter (together with the exhibits hereto) sets forth the entire agreement between the parties with respect to the matters addressed herein, supersedes all prior communications, written or oral, with respect hereto, and may not be amended, supplemented, or modified except in a writing signed by the parties hereto. The parties hereto acknowledge and agree that the Elliott Equity and Debt Commitment Letter Commitment Letter, dated July 7, 2009, executed by the Elliott Parties and Parent has been superseded by the terms hereof and is hereby terminated with no continuing liability thereunder.

This Commitment Letter shall be governed and construed in accordance with the laws of the State of New York without regard to its conflict of laws provisions. Under no circumstances shall Elliott or any of its directors, officers, partners, employees, investors or affiliates be liable to any Person for incidental, consequential, punitive, exemplary, or special damages.

EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS COMMITMENT LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

This Commitment Letter may be signed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement. The rights of Parent or the beneficiary under this Commitment Letter may not be assigned in any manner without Elliot’s prior written consent.

The obligations of Elliott under this Commitment Letter may not be assigned in any manner except as expressly set forth herein.

[Signature page follows]

Sincerely,

Elliott Associates, L.P.

By: Elliott Capital Advisors, L.P., its General Partner

By: Braxton Associates, Inc., its General Partner

By:  Elliot Greenberg

Name:  Elliot Greenberg

Title:  Vice President

Elliott International, L.P.

By:  Elliott International Capital Advisors Inc., as

Attorney-in-Fact

By:  Elliot Greenberg

Name:  Elliot Greenberg

Title:  Vice President

Accepted and Agreed to as of the date first above written.

MAXIMUS HOLDINGS INC.

By: /s/ William F. Chisholm

Name: William F. Chisolm

Title: President

[Signature Page to Elliott Equity Commitment Letter]

EXHIBIT A

Indicative Term Sheet

Terms of the Investment
The Transaction

Symphony Technology Group and/or its designated affiliates (collectively, “STG”) and Elliott Associates, L.P., Manchester Securities Corp (“Manchester”), a wholly-owned subsidiary of Elliott Associates, L.P. and/or their designated affiliates (collectively, “Elliott”) would jointly finance the acquisition of MSC.Software Corporation (“MSC”) for an acquisition price of $8.40 per share of MSC common stock.

STG’s investment would be in the form of Convertible Participating Preferred Equity (the “Preferred Stock”) and vested penny warrants (the “Vested Warrants” or the “Warrants”), in each case issued by Maximus Holdings Inc. (the “Company”). Elliott’s investment would be in the same series of Preferred Stock issued to STG by the Company.

STG’s investment will be made in the form of cash in the amount of $106.51 million. Elliott’s investment will be made in the form of (i) the contribution of 6,060,058 shares of MSC common stock valued at the MSC acquisition price of $8.40 and (ii) cash in the amount of $29.60 million.

In exchange for such contribution, (a) STG will receive $106.51 million in initial liquidation preference of Preferred Stock, and (b) Elliott will receive $80.50 million in initial liquidation preference of Preferred Stock. The amounts to be invested by STG and Elliott (and associated initial liquidation preference of Preferred Stock received) are subject to adjustment as described in “Funding Changes” below. In any case, at closing, Elliott’s initial investment would constitute approximately 32.3% of the fully diluted equity of the Company, STG’s initial investment would constitute approximately 57.7% of the fully diluted equity of the Company, and the management option pool referred to below would constitute 10.0% of the fully-diluted equity of the Company (in each case determined after giving effect to the Warrants). It is contemplated that each component of the 57.7%/32.3%/10.0% split referenced above and throughout this term sheet may be diluted in STG’s discretion by up to 1.5% in connection with the issuance of at-market warrants to mezzanine debt providers.

The Preferred Stock will be issued pursuant to a contribution and purchase agreement in customary form.

Closing	Concurrent with the closing of the acquisition of MSC by the Company.
Terms of the Preferred Stock

Dividends

The holders of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for payment of dividends, quarterly dividends in respect of each share of Preferred Stock equal to the greater of (x) a rate per annum of 8% of the Liquidation Preference (as defined below) and (y) the amount of dividends declared during such period on the number of shares of Common Stock into which such share of Preferred Stock is then convertible. Dividends on preferred shares will be cumulative and accrued and unpaid dividends will compound quarterly, on the basis of a 365-day year and the number of days elapsed.

The Company may not declare, pay or set aside for payment, any dividend on the shares of Common Stock or other securities ranking junior to the Preferred Stock or securities convertible into, or exchangeable or exercisable for, any such securities (“Junior Securities”) unless all accrued and unpaid dividends on the Preferred Stock (including for the then-current interest period) have been paid in full.

Liquidation Preference

Upon a liquidation or similar event with respect to Company, the holders of Preferred Stock will be entitled to receive, in preference to payment on Junior Securities, an amount with respect to each share of Preferred Stock equal to the greater of (i) the sum of (A) the original purchase price per share of Preferred Stock (as appropriately adjusted for stock splits, recapitalizations and similar events, the “Original Issue Price”) plus (B) all accrued and unpaid dividends (as appropriately adjusted for stock splits, recapitalizations and similar events, the “Liquidation Preference”) and (ii) the amount distributable to holders of shares of Common Stock in such event (assuming the conversion of all Preferred Stock, at the then-applicable Conversion Price).

In the case of any merger, reorganization, sale of a majority of the equity, or sale of all or substantially all of the assets, of the Company, or similar transaction, the proceeds of such transaction will be distributed in the same manner as in a liquidation.

Conversion

Each share of Preferred Stock will be convertible at any time, at the option of the holder, into the number of shares of common stock of the Company (“Common Stock”) obtained by dividing the Liquidation Preference by the then-applicable Conversion Price. The “Conversion Price” will initially be equal to the Original Issue Price and will be subject to adjustment as described below under “Anti-Dilution”.

Anti-Dilution

The Conversion Price will be subject to adjustment in the event that the Company issues additional equity securities or securities convertible into, or exchangeable or exercisable for, equity securities (“Equity Securities”) (other than pursuant to certain equity compensation arrangements approved by the Board and other customary carve-outs (“Excluded Transactions”)) at a per-share purchase price less than the then-applicable Conversion Price. The Conversion Price will be subject to adjustment on a broad-based (i.e., taking into account all issued and outstanding options) weighted average basis, which takes into account issuances of additional Equity Securities at prices less than the applicable Conversion Price. The Conversion Price will also be appropriately adjusted for stock splits, recapitalizations and similar events.

Mandatory Conversion

The Preferred Stock shall automatically convert into shares of Common Stock at the then-applicable Conversion Price upon the closing of a firmly underwritten public offering of shares of Common Stock with gross proceeds of at least $30 million and an initial per-share public offering price (after underwriting commissions and expenses) of no less than the Liquidation Preference (a “QPO”).

Redemption at the Option of the Holder

At any time following the fifth anniversary of the Closing, holders of at least a majority of the outstanding Preferred Stock will be entitled to cause the Company to redeem all of the outstanding Preferred Stock at a price per share equal to the greater of (i) the Liquidation Preference or (ii) the amount that would be distributable to holders of shares of Common Stock if the Company were to be liquidated immediately prior to such redemption (assuming the conversion of all Preferred Stock, at the then-applicable Conversion Price).

To the extent the Company does not then have funds legally available for the redemption of all Preferred Stock to be redeemed, the Company will redeem the greatest number of shares of Preferred Stock then legally permitted and will redeem the remaining Preferred Stock as soon as legally permitted. Redeemed Preferred Stock will be cancelled and will cease to be outstanding.

So long as the Preferred Stock is outstanding, the Company shall not redeem or repurchase any Junior Securities.

Voting Rights	Preferred Stock will vote together with the shares of Common Stock (on an as-converted basis) as a single class on all matters.
Terms of Warrants
Vested Warrants

The Warrants will entitle the holder thereof to purchase a number of shares of Common Stock equal to approximately 15% of the fully diluted equity of the Company (determined after giving effect to the management option pool but without giving effect to the Warrants and with the exact percentage to be determined so as to result in the initial 57.7%/32.3%/10.0% split between STG, Elliott and the management option pool referenced in “Terms of the Investment – The Transaction” above) as of immediately following the Closing.

Except as provided under “Sale Transaction,” the Warrants may be exercised at any time from and after the Closing.

Exercise Price	$0.01 per share of Common Stock.
Sale Transaction

In the event of an acquisition of 100% of the equity of the Company by any person (whether by merger or sale of securities) (a “Sale Transaction”), including any Sale Transaction constituting a Triggering Event, the Company will be entitled to terminate the Warrants immediately following consummation of such Sale Transaction. Holders of Warrants shall be entitled to prior notice of any Sale Transaction and shall be permitted to exercise the Warrants effective immediately prior to, and subject to consummation of, such Sale Transaction.

Adjustments

The Exercise Price and number of shares issuable upon exercise of Warrants will be appropriately adjusted for stock splits, recapitalizations and similar events. In the case of any recapitalization, business combination or reorganization in which the Preferred Stock is converted into or exchanged for the right to receive other securities, cash or other assets (other than a Sale Transaction), the Warrants will be automatically converted into warrants to purchase such other securities, cash or other assets as may be issued or exchanged for the number of shares of Preferred Stock issuable upon exercise of the Warrants immediately prior to such recapitalization, business combination, reorganization or reclassification.

Stockholder and Registration Rights Agreement
Stockholders Agreement

All stockholders of the Company at Closing will enter into a Stockholders Agreement having customary terms and conditions for a transaction of this type, including the terms and conditions described below.

Board of Directors

At closing, the Board of Directors will consist of six members, including:

•    Four (4) individuals designated by STG;

•    One (1) individual designated by Elliott; and,

•    the Chief Executive Officer of the Company.

Elliott will continue to be entitled to such designee so long as Elliott owns at least 20% of its initial equity position.

In addition to, and without limiting in any way, Elliott’s right to designate one (1) member of the Board of Directors as provided above, for so long as Elliot owns at least 5% of its initial equity position, Elliot shall have the right to appoint one (1) observer to the Board of Directors, which observer shall be entitled to (x) attend all meetings of the Board of Directors and all committees thereof and (y) receive all materials in connection with such meetings at the same time as such materials are furnished to the members of the Board of Directors.

STG Voting Rights	Provision will be made so that STG will be entitled to the voting power associated with its fully diluted equity ownership.

Protective Provisions

Approval of Elliott (or its Permitted Transferee (as defined below)) will be required for the Company or any of its Subsidiaries to take any of the following actions:

•    engage in transactions between the Company and STG or any of STG’s affiliates, other than transactions on an arm’s-length basis (subject to the section below titled “Offshore Development and Services” below);

•    distribute securities, cash or other assets on a non pro rata basis;

•    issue Equity Securities (i) at a price below Fair Market Value or (ii) ranking senior to the Preferred Stock;

•    amend the Stockholders Agreement or the Registration Rights Agreement (as defined below);

•    so long as Elliott or its Permitted Transferee hold at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis), amend its Certificate of Incorporation, Bylaws or similar governing documents, in each case, other than amendments that would not modify the terms of the Preferred Stock in an adverse manner.

Elliott will be provided with written notice prior to the Company engaging in any transaction with STG or any of STG’s affiliates and will be provided promptly with any information that it reasonably requests regarding such transaction.

“Fair Market Value” means fair market value, as determined in good faith by the Board of Directors; provided, that if any holder of at least 10% of the outstanding shares of Common Stock (on a fully-diluted basis) objects to a determination of Fair Market Value, such amount shall be determined by an expedited external review mechanism to be determined.

Offshore Development and Services

The Company will subcontract its offshore development and services work, including, without limitation, its CAD and simulation engineering services, to Symphony Services, subject to fair pricing consistent with what Symphony Services charges to other third party clients for similar services, subject to the approval of Elliott (which approval shall not be unreasonably withheld, delayed or conditioned). Elliott will be entitled to receive reasonable documentation as to Symphony Services’ standard pricing for such services, and as to prevailing market pricing for such services, before acting on any request for approval.

Information Rights

Until a QPO, each stockholder that holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis) will be entitled to receive audited annual, and unaudited quarterly and monthly, financial statements, and such other financial information as such stockholder shall reasonably request.

Preemptive Rights

Until a QPO, each securityholder that holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis) will have preemptive rights with respect to any issuance of Equity Securities (other than pursuant to Excluded Transactions) to maintain such person’s percentage of fully diluted equity.

Restrictions on Transfer

Prior to an initial public offering (“IPO”), no securityholder may sell, transfer, pledge or otherwise dispose of (“Transfer”) any Equity Securities other than (i) to a Permitted Transferee (to be defined) or (ii) following compliance with the Right of First Offer and Tag-Along Right described below.

Right of First Offer and Tag-Along Right

In the event any securityholder proposes to transfer Equity Securities prior to an IPO, other than to a Permitted Transferee, then first the Company and then Elliott (so long as it holds at least 5% of the outstanding shares of Common Stock (on a fully-diluted basis)) and STG (on a pro rata basis, together with their respective Permitted Transferees) will have:

•    a right of first offer to purchase all, but not less than all, of such Equity Securities proposed to be Transferred; and

•    if the Company and Elliott and STG (together with their respective Permitted Transferees) do not exercise the Right of First Offer with respect to all offered Equity Securities, a Tag-Along Right (together with the other stockholders) to participate in such Transfer on the same terms and conditions as the proposing stockholder.

Compelled Sale Rights

So long as STG (together with its Permitted Transferees) continues to hold at least 30% of the outstanding shares of Common Stock (on a fully-diluted basis), and so long as an IPO has not been completed, then, if STG shall receive an arm’s-length, bona fide offer from an unaffiliated third party to purchase 100% of the equity of the Company, then STG shall have the right to cause each other stockholder to sell all of such stockholder’s Equity Securities on the same terms and conditions applicable to STG (other than commercially reasonable arms-length transactions or arrangements entered into by STG or its affiliates in good faith with such third party or its affiliates in connection with such transaction); provided that each such stockholder shall be required to make only customary representations as to such stockholder (i.e., organization, authorization, conflicts, title and brokers) and liability of each such stockholder shall be pro rata in accordance with the securities sold and limited to such stockholder’s proceeds in the transaction.

Elliott will be provided with written notice of any such offer and will be provided promptly with any information that it reasonably requests regarding such proposed transaction.

Transferability of Elliott’s Rights

Subject to applicable laws, Elliott shall be entitled to assign its governance, registration and other rights under the Stockholders Agreement, in whole or in part, as part of any Transfer of shares made in accordance with the transfer restrictions described above.

Registration Rights

Demand Registration. Beginning six months following an IPO, Elliott will have the right to three demand registrations, provided that each such demand registration shall be for no less than $10,000,000 worth of shares of Common Stock.

Form S-3. Elliott will be entitled to unlimited registrations on Form S-3 (or any successor form then in effect), provided that each registration on Form S-3 shall be for no less than $3,000,000 worth of shares of Common Stock. An S-3 registration will not count as a demand registration.

Piggy Back Registration. Following the IPO, Elliott will have unlimited pro rata piggy back registration rights, subject to standard underwriter cutbacks.

Expenses. The Company will bear customary expenses in connection with each demand registration, S-3 registration and piggy back registration.

Additional Matters
Management Options

The available pool for the grant of Common Stock option to Company management shall total 10.0% of fully diluted (determined giving effect to the Warrants and the option pool) Common Stock (5 year vesting, 1 year cliff).

Sharing of Fees

Any closing or post-closing fees (e.g. management fees, transaction fees, advisory fees) to be split on a pro rata basis (based on aggregate investments by STG and Elliott) between STG and Manchester, respectively.

Expense Reimbursement	Upon Closing, the Company will reimburse STG for its expenses in connection with the Transaction and Elliott for its expenses incurred in connection with the Transaction after April 10, 2009.
Preferred Stock Structure

If so requested by Elliott, the Preferred Stock (and underlying Common Stock) will be issued in multiple classes or series such that the aggregate voting power of all shares issued to the Elliott investors may be exercised by a single entity.

Press Release

STG shall use reasonable efforts to provide Elliott with the opportunity to include a quote in the MSC press release issued upon announcement of the transaction; provided, that if MSC refuses to consent to such inclusion, Elliott and STG shall issue simultaneously with the MSC press release a joint press release in form and substance reasonably satisfactory to Elliott and STG.

Funding Changes

The Company shall be authorized to (i) decrease the amounts invested by STG and Elliott at closing (as a result of the use of up to $5 million, in the aggregate, of additional senior debt in the discretion of the Company), (ii) increase the aggregate amount invested by STG and Elliott at closing by up to $50,000,000, in the aggregate, to the extent that (A) less than the currently contemplated $65 million in senior debt is funded or made available at Closing (the “Senior Debt Funding”) and/or (B) less than the currently contemplated $50 million in mezzanine debt is funded at Closing (the “Mezzanine Debt Funding”), and/or (iii) increase, at its discretion, the aggregate amount invested by STG and Elliott at closing by up to $3.25 million, in the aggregate (as a result of increases in the transaction expenses to be paid by the Company beyond the currently contemplated amount of $12,750,000). Any such decreases and/or increases shall each be for additional initial liquidation preference of Preferred Stock and shall be made so as to preserve the approximate 57.7%/32.3%/10.0% fully diluted equity split (determined after giving effect to the Warrants) among STG, Elliott and the management option pool, respectively. For the avoidance of doubt, STG and Elliott will bear 57.0% and 43.0%, respectively, of any such decrease or increase, and the management option pool will remain at 10% of the initial fully diluted equity capital (determined after giving effect to the Warrants) of the Company regardless of any such increase or decrease. STG will cause the Company to use commercially reasonable efforts to obtain the Senior Debt Funding and the Mezzanine Debt Funding as of the Closing.

EXHIBIT G

Amended Side Letter

EXECUTION COPY

AMENDED AND RESTATED AGREEMENT

AMENDED AND RESTATED AGREEMENT dated as of October 2, 2009 (this “Agreement”) between Maximus Holdings Inc., a Delaware corporation (“Parent”), STG III, L.P., a Delaware limited partnership (“STG III”), STG III-A, L.P., a Delaware limited partnership (“STG III-A” and, together with STG III, the “STG Parties”), Elliott Associates, L.P., a Delaware limited partnership (“Elliott”), and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International” and, together with Elliott, the “Elliott Parties”).

RECITALS

WHEREAS, this Agreement is meant to supersede and replace the Agreement by and between Parent, the STG Parties and the Elliott Parties dated as of July 7, 2009 relating to the subject matter hereof (“Prior Termination Fee Agreement”).

WHEREAS, reference is hereby made to that certain Agreement and Plan of Merger dated as of the date hereof (the “Merger Agreement”) among MSC.Software Corporation (the “Company”), Parent, and Maximus Inc.

WHEREAS, capitalized terms used herein and not defined have the meanings specified in the Merger Agreement.

WHEREAS, pursuant to (a) Section 11.04(c) of the Merger Agreement, Parent may pay Company $40,000,000 (the “Parent Termination Fee”) and (b) Section 11.04(d) of the Merger Agreement, Parent may pay certain costs and expenses incurred by Company and interest thereon (such costs and expenses, together with any accrued interest thereon, the “Company Fees and Expenses”).

WHEREAS, pursuant to that certain Limited Guarantee dated as of the date hereof (the “Limited Guarantee”) by STG III and STG III-A in favor of Company, STG III and STG III-A have, severally and not jointly, guaranteed their ratable portion of Parent’s obligation to pay the Parent Termination Fee to Company under Section 11.04(c) of the Merger Agreement and the Company Fees and Expenses to Company under Section 11.04(d) of the Merger Agreement.

WHEREAS, Elliott and Elliott International have agreed, severally and not jointly, that they will pay an aggregate amount equal to their respective Pro Rata Portions (as defined below) of the Parent Termination Fee and the Company Fees and Expenses to (a) Parent in the event Parent elects to pay such amounts pursuant to the Merger Agreement and (b) STG III and STG III-A in the event STG III and STG III-A elect to pay such amounts pursuant to the Limited Guarantee.

WHEREAS, the “Pro Rata Portion” for Elliott shall be 14.4%, and the “Pro Rata Portion” for Elliott International shall be 21.5%.

WHEREAS, pursuant to Section 11.04(b) of the Merger Agreement, the Company may pay Parent $13,000,000 (the “Termination Fee”).

WHEREAS, in the event the Company elects to pay the Termination Fee pursuant to the Merger Agreement, Parent has agreed that it will pay to Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary of Elliott (“Manchester”), a portion of such amount as set forth in Section 1(c) below.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree that the Prior Termination Fee Agreement is amended and restated to read as follows:

1.         Agreement. (a) Elliott and Elliott International each, severally and not jointly, agrees to pay to Parent (or, if STG III and STG III-A pay the Parent Termination Fee and/or Company Fees and Expenses under the Limited Guarantee, to STG III and STG III-A), promptly following receipt of notice from Parent (or, if applicable, by STG III and STG III-A) that Parent (or, if applicable, STG III and STG III-A), in its (or their) sole discretion, has elected to pay Company the Parent Termination Fee and/or the Company Fees and Expenses under the Merger Agreement (together with reasonable documentation of such election to make such payments), (i) $5,742,222 and $8,613,333 with respect to Parent’s (or, if applicable, STG III’s and STG III-A’s) payment of the Parent Termination Fee, respectively, such amounts representing Elliott’s and Elliott International’s respective Pro Rata Portions of the Parent Termination Fee and (ii) its Pro Rata Portion of the Company Fees and Expenses with respect to the payment of same by Company (or, if applicable, STG III and STG III-A), in the case of each of clauses (i) and (ii) above, to the account (or accounts) designated by written notice of Parent (or, if applicable, STG III and STG III-A). If the Elliott Parties pay any amounts to Parent (or, if applicable, STG III and/or STG III-A) pursuant to this Section 1, then (i) Parent (or, if applicable, of STG III and STG III-A) shall promptly pay such amounts in respect of the Parent Termination Fee and/or Company Fees and Expenses, as applicable and (ii) Parent (or, if applicable, STG III and STG III-A) shall concurrently pay its or their respective portions of the Parent Termination Fee and/or Company Fees and Expenses and, if the requirements of clause (i) or (ii) are not so satisfied, such amounts so paid by the Elliott Parties shall be promptly refunded to the Elliott Parties. Notwithstanding the foregoing, the Elliott Parties shall have no obligation to reimburse Parent, STG III or STG III-A with respect to any Company Fees and Expenses resulting from a Willful Breach of Section 11.04 of the Merger Agreement by Parent. There shall be deemed to be a “Willful Breach” by Parent of Section 11.04 of the Merger Agreement if (i) Parent shall have materially and willfully breached Section 11.04 and (ii) Parent shall have had knowledge (as such term is used in the Merger Agreement), at the time of Parent’s breach of Section 11.04, that Parent was breaching Section 11.04; provided, however, a Willful Breach shall not have occurred to the extent Parent’s breach of Section 11.04 resulted from the Elliott Parties breach of its obligations hereunder.

(b)        In the event Company reimburses any of Parent, STG III or STG III-A for any amounts paid by such parties pursuant to any of Sections 11.04(c) or 11.04(d) of the Merger Agreement or the Limited Guarantee (such amount received by each such party being, the “Reimbursed Amount”), as applicable, each of Parent, STG III and STG III-A shall, promptly following receipt of such payment, pay to each of Elliott and Elliott International its respective Pro Rata Portion of the Reimbursed Amount so received.

(c)        Parent agrees to pay to Manchester, promptly following the payment by the Company of the Termination Fee, an amount equal to: (i) any expenses (the “Elliot Expenses”) incurred by Elliott and its Affiliates (other than the Company) after April 10, 2009 in connection with the acquisition of the Company as contemplated by the Merger Agreement and the related arrangements among the Elliott Parties and the STG Parties (the “Transaction”) plus (ii) the Elliott Termination Payment Remainder. For the purposes herein, the “Elliott Termination Payment Remainder” shall mean: (x) .359 multiplied by (y) (i) $13,000,000 minus (ii) any expenses incurred by the Parent and its Affiliates (other than the Company) in connection with the Transaction (the “Parent Expenses,” and together with the Elliot Expenses, the “Transaction Expenses”) minus (iii) the Elliot Expenses minus (iv) to the extent payable, the portion of the Termination Fee payable by Parent to Wells Fargo Foothill, LLC and CapitalSource Bank (which for the avoidance of doubt shall equal (A) 0.10 multiplied by (B) (1) the Termination Fee minus (2) the Transaction Expenses) minus (v) to the extent payable, the portion of the Termination Fee payable by Parent to Barclays Structured Principal Investing Fund, L.P.(which for the avoidance of doubt shall equal (A) 0.075 multiplied by (B) (1) the Termination Fee minus (2) the Transaction Expenses).

2.         Third Party Beneficiaries. Manchester shall be deemed to be a third-party beneficiary of this Agreement. Nothing set forth in this Agreement shall affect or be construed to confer or give any Person other than Manchester, the Elliott Parties and the STG Parties (including any Person acting in a representative capacity) any rights or remedies against any Person.

3.         Entire Agreement; Amendments. This Agreement sets forth the entire agreement between the parties with respect to the matters addressed herein, supersedes all prior communications, written or oral, with respect hereto, and may be amended only by a writing signed by each party hereto. The parties hereto acknowledge and agree that the Prior Termination Fee Agreement has been superseded by the terms hereof.

4.         Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

if to each of Elliott and Elliott International, to it at:

712 Fifth Avenue, 36th Floor

New York, New York 10019

Attention: Jesse Cohn

Facsimile No.: (212) 478-2871

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attention: Robert B. Schumer

Steven J. Williams

Facsimile No.: (212) 757-3990

If to Parent, to it at:

Maximus Holdings Inc.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Attention: Chief Financial Officer

Facsimile No.: (415) 358-8835

With a copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

Attention: Steve L. Camahort

Facsimile No.: (415) 616-1199

If to each of STG III and STG III-A, to it at:

STG III, L.P. and STG III-A, L.P.

c/o Symphony Technology Group

2475 Hanover Street

Palo Alto, CA 94304

Attention: Chief Financial Officer

Facsimile No.: (415) 358-8835

With a copy to:

Shearman & Sterling LLP

525 Market Street

San Francisco, California 94105

Attention: Steve L. Camahort

Facsimile No.: (415) 616-1199

or such other address or facsimile number as such party may hereafter specify by like notice to the other party hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 P.M. in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

5.         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State.

6.         Consent to Jurisdiction. All actions and proceedings arising out of or relating to this Agreement or any of the transactions contemplated hereby shall be heard and determined in the Delaware Court of Chancery or, if subject matter jurisdiction in the such court is not available, in the United States District Court for the District of Delaware, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such action or proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding. The consent to jurisdiction set forth in this paragraph shall not constitute general consent to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

7.         Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (each, a “Proceeding”). Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Proceeding, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.

8.         Termination. The obligations of the Elliott Parties under this Agreement shall terminate upon the earliest to occur of (i) the Elliott Parties’ payment in full of the amount set forth in Section 1 hereto, (ii) the Effective Time, (iii) the termination of the Merger Agreement in accordance with its terms (other than a termination on or after the End Date by the Company pursuant to Section 10.01(b)(i) or Section 10.01(d)(ii) of the Merger Agreement (a “Potential Payment Termination”), (iv) in the event of a Potential Payment Termination, the earliest to occur of (A) if a claim for payment of any Obligation (as defined in the Limited Guarantee) has been made to Parent and

Merger Sub or the STG Parties by a Guaranteed Party (as defined in the Limited Guarantee), then the issuance of a final non-appealable judicial order, settlement tantamount thereto, to the effect that none of Parent, Merger Sub or the STG Parties are obligated to make any payment with respect to the Obligations, and (B) the 181st day following a Potential Payment Termination if the Guaranteed Party has not presented a claim for payment of any Obligation to Parent and Merger Sub or the STG Parties during the 180-day period immediately following such Potential Payment Termination;

and (v) the delivery of written notice of termination by the Elliott Parties to the STG Parties, following any amendment to the Merger Agreement effected without the prior written consent of the Elliott Parties which would reduce or change the form of consideration to be paid in the Merger, increase the amount of the Parent Termination Fee or change in a manner adverse to Parent or the Elliott Parties the circumstances under which the Parent Termination Fee is payable.

9.         Execution. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

MAXIMUS HOLDINGS INC.

By: /s/ William F. Chisholm

Name: William F. Chisholm

Title: President

STG III, L.P.

STG III-A, L.P.

By: STG III GP, L.P.,

their General Partner

By: STG UGP, LLC, its General Partners

By: /s/ William F. Chisholm

Name: William F. Chisholm

Title: Managing Director

[Signature Page to Amended Side Letter re Parent Termination Fee]

ELLIOTT ASSOCIATES, L.P.

By: Elliott Capital Advisors, L.P.,

its General Partner

By: Braxton Associates, Inc., its General Partner

By: /s/ Elliot Greenberg

Name: Elliot Greenberg

Title: Vice President

ELLIOTT INTERNATIONAL, L.P.

By: Elliott international Capital

Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg

Name: Elliot Greenberg

Title: Vice President

[Signature Page to Amended Side Letter re Parent Termination Fee]